Exhibit 99.1
MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) contains important information about our business and our performance for the three and six months ended June 30, 2017, as well as forward-looking information about future periods. This MD&A should be read in conjunction with our Second Quarter 2017 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2016 Annual MD&A; our 2016 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. We draw attention to our 2016 Annual MD&A where we disclosed that certain comparative figures were retrospectively amended as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2016 Annual MD&A.

All dollar amounts in this MD&A are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. This MD&A is current as at July 19, 2017 and was approved by the Audit and Risk Committee of our Board of Directors (Board) on that date. This MD&A includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, this quarter, the quarter, or the second quarter refer to the three months ended June 30, 2017, the first quarter refers to the three months ended March 31, 2017, and year to date refers to the six months ended June 30, 2017 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Rogers Communications Inc.	1	Second Quarter 2017

Reporting Segments
We report our results of operations in four reporting segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions
Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless, Cable, and Business Solutions are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Where to find it
Strategic Update	3	Commitments and Contractual Obligations	26
Summary of Consolidated Financial Results	4	Regulatory Developments	26
Key Changes in Financial Results Compared to 2016	5	Updates to Risks and Uncertainties	27
Results of our Reporting Segments	6	Critical Accounting Policies and Estimates	28
Review of Consolidated Performance	13	Financial Guidance	29
Managing our Liquidity and Financial Resources	16	Key Performance Indicators	29
Overview of Financial Position	20	Non-GAAP Measures	30
Financial Condition	21	Other Information	34
Financial Risk Management	22	About Forward-Looking Information	36

Rogers Communications Inc.	2	Second Quarter 2017

Strategic Update

Our second quarter results reflect continued momentum. During the quarter, we simplified our organizational structure for deeper end-to-end accountability for the customer experience. We continue to focus on the fundamentals we believe are the key drivers of shareholder value: growth in revenue, margins, adjusted operating profit, free cash flow, and return on investment. We have an unmatched asset base with significant opportunities within that base to drive sustainable growth.

Maintaining Leadership and Momentum in Wireless
We accelerated momentum in Wireless this quarter. Service revenue growth of 8% was the highest growth rate since 2009. Postpaid net additions were 93,000, up 28,000 on substantially lower churn of 1.05%. Postpaid churn declined 9 basis points and represented the lowest churn since 2009. We achieved this strong postpaid subscriber growth while still generating adjusted operating profit growth of 9% and related margin expansion of 70 basis points on strong flow through of revenue. Adjusted operating profit growth was the highest growth rate since 2010.

Improving Cable on the Strength of Internet and our Robust Product Roadmap
Second quarter Cable revenue was stable year on year. Cable adjusted operating profit increased 3% and the related margin expanded 150 basis points, primarily driven by cost efficiencies and the ongoing product mix shift to higher-margin Internet offerings. In a highly competitive environment, Cable total service unit net losses increased by 6,000 and Internet net additions decreased by 1,000.

We generated strong Internet revenue growth of 7% this quarter on the popularity of our Ignite Internet offerings. We offer the fastest widely available Internet speeds in our marketplace with Ignite Gigabit Internet service available to our entire Cable footprint of over four million homes.

Excluding the impact of lower wholesale revenue as a result of the Canadian Radio-television and Telecommunications Commission's (CRTC) decision to reduce access service rates, Internet revenue growth would have been 10% in the quarter. Similarly, Cable revenue and adjusted operating profit growth this quarter would have been 1% and 6%, respectively, excluding this same impact.

We expect to launch Comcast's X1 all-IP video platform in 2018. Our customers will benefit from Comcast's commitment to innovation. Our adoption of the X1 platform not only includes access to one of the most advanced IPTV solutions, but also to Comcast's state-of-the-art customer premise equipment. Comcast attributes the transformative X1 platform to improving its Xfinity TV subscriber performance, reducing churn, and increasing engagement for customers.

Media Focused on Sports
Media remains focused on our strong portfolio of live sports entertainment. Second quarter Media revenue growth of 4% was largely driven by our sports assets, including the strength of Sportsnet, which continued its reign as Canada's number-one sports media brand for the second year in a row (2015 and 2016 calendar years). Adjusted operating profit was impacted primarily due to higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and the impact of our shift to digital media announced in the fourth quarter of 2016.

Rogers Communications Inc.	3	Second Quarter 2017

Summary of Consolidated Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Wireless	2,048	1,931	6	4,016	3,821	5
Cable	870	870	—	1,725	1,726	—
Business Solutions	96	97	(1)	191	193	(1)
Media	637	615	4	1,111	1,063	5
Corporate items and intercompany eliminations	(59)	(58)	2	(113)	(103)	10
Revenue	3,592	3,455	4	6,930	6,700	3
Total service revenue [1]	3,466	3,308	5	6,680	6,393	4

Adjusted operating profit (loss)
Wireless	924	846	9	1,737	1,609	8
Cable	428	415	3	820	808	1
Business Solutions	32	31	3	63	62	2
Media	63	90	(30)	35	41	(15)
Corporate items and intercompany eliminations	(37)	(35)	6	(79)	(72)	10
Adjusted operating profit [2]	1,410	1,347	5	2,576	2,448	5

Adjusted operating profit margin [2]	39.3%	39.0%	0.3 pts	37.2%	36.5%	0.7 pts

Net income	531	394	35	825	624	32
Basic earnings per share	$1.03	$0.77	34	$1.60	$1.21	32
Diluted earnings per share	$1.03	$0.76	36	$1.60	$1.21	32

Adjusted net income [2]	514	427	20	843	672	25
Adjusted basic earnings per share [2]	$1.00	$0.83	20	$1.64	$1.30	26
Adjusted diluted earnings per share [2]	$1.00	$0.83	20	$1.63	$1.30	25

Additions to property, plant and equipment, net	451	647	(30)	937	1,199	(22)
Cash provided by operating activities	823	1,121	(27)	1,419	1,719	(17)
Free cash flow [2]	626	495	26	964	715	35

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	4	Second Quarter 2017

Key Changes in Financial Results Compared to 2016

Revenue
Wireless service revenue increased 8% this quarter and increased 7% year to date as a result of a larger subscriber base and the continued adoption of higher-postpaid-ARPA-generating Rogers Share Everything plans.

Cable revenue was stable this quarter and year to date as the effects of Internet subscriber growth and the movement of Internet subscribers to higher speed and usage tiers was offset by Television subscriber losses over the past year. Excluding the impact of the CRTC decision that reduced access service rates, Cable revenue would have increased by 1% this quarter and year to date and Internet revenue would have increased by 10% this quarter and year to date.

Business Solutions revenue decreased 1% this quarter and year to date as the growth in on-net next generation services, including our data centre businesses, was more than offset by the continued planned reduction in lower-margin, off-net legacy revenue.

Media revenue increased 4% this quarter and increased 5% year to date primarily as a result of the continued growth of sports-related revenue, increased sales at Today's Shopping Choice (TSC, previously branded as The Shopping Channel), and higher conventional broadcast TV advertising revenue, partially offset by lower publishing-related advertising and circulation revenue primarily due to the strategic shift announced last year.

Adjusted operating profit
Wireless adjusted operating profit increased 9% this quarter and increased 8% year to date as a result of the strong flow through of service revenue growth described above.

Cable adjusted operating profit increased 3% this quarter and increased 1% year to date as a result of a decrease in operating expenses and the ongoing product mix shift to higher-margin Internet offerings, partially offset by lower Television and Phone revenue. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 6% this quarter and 4% year to date.

Business Solutions adjusted operating profit increased 3% this quarter and increased 2% year to date primarily as a result of lower operating expenses.

Media adjusted operating profit decreased 30% this quarter and decreased 15% year to date primarily as a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and the impact of the strategic shift in publishing.

Net income and adjusted net income
Net income increased 35% this quarter and increased 32% year to date, and adjusted net income increased 20% this quarter and increased 25% year to date, as a result of higher adjusted operating profit and lower depreciation and amortization; net income also increased as a result of a gain on disposition of certain real estate assets and a provision reversal related to the wind down of shomi.

Rogers Communications Inc.	5	Second Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Service revenue	1,925	1,788	8	3,774	3,522	7
Equipment revenue	123	143	(14)	242	299	(19)
Revenue	2,048	1,931	6	4,016	3,821	5

Operating expenses
Cost of equipment	446	434	3	902	894	1
Other operating expenses	678	651	4	1,377	1,318	4
Operating expenses	1,124	1,085	4	2,279	2,212	3

Adjusted operating profit	924	846	9	1,737	1,609	8

Adjusted operating profit margin as a % of service revenue	48.0%	47.3%	0.7 pts	46.0%	45.7%	0.3 pts
Additions to property, plant and equipment	158	207	(24)	318	388	(18)

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg		2017	2016	Chg

Postpaid
Gross additions	366	349	17		709	653	56
Net additions	93	65	28		153	79	74
Total postpaid subscribers [2]	8,710	8,350	360		8,710	8,350	360
Churn (monthly)	1.05%	1.14%	(0.09 pts	)	1.08%	1.16%	(0.08 pts	)
ARPA (monthly)	$124.31	$116.06	$8.25		$121.95	$114.13	$7.82
Prepaid
Gross additions	213	194	19		363	351	12
Net additions (losses)	14	25	(11)		(28)	6	(34)
Total prepaid subscribers [2]	1,689	1,612	77		1,689	1,612	77
Churn (monthly)	3.96%	3.57%	0.39 pts		3.85%	3.61%	0.24 pts
Blended ARPU (monthly)	$62.13	$60.18	$1.95		$61.04	$59.35	$1.69

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 8% increase in service revenue this quarter and 7% increase year to date were a result of:

•	larger postpaid and prepaid subscriber bases; and

•
higher blended ARPU as a result of the increased mix of higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. These plans generate higher postpaid ARPA, bundle in various calling features and long distance, provide the ability to pool and manage data usage across multiple devices, and grant access to our other offerings, such as Roam Like Home, Rogers NHL GameCentre LIVE, Spotify, and Texture by Next Issue.

The 7% increases in postpaid ARPA this quarter and year to date were primarily a result of subscribers increasingly adding new lines to existing accounts, including through the continued adoption of Rogers Share Everything plans. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

Rogers Communications Inc.	6	Second Quarter 2017

The 3% increases in blended ARPU this quarter and year to date were a result of:

•	increased service revenue as discussed above; partially offset by

•	the general increase in our prepaid subscriber base over the past year relative to the increased service revenue.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this quarter and year to date were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 14% decrease in equipment revenue this quarter and 19% decrease year to date were a result of:

•	larger average investments in customers who purchased devices under term contracts; and

•	an 11% decrease in device upgrades by existing subscribers this quarter and 9% decrease year to date; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 3% increase in the cost of equipment this quarter and 1% increase year to date were a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and

•	higher postpaid gross additions; partially offset by

•	the decrease in device upgrades by existing subscribers as discussed above.

Other operating expenses
The 4% increases in other operating expenses this quarter and year to date were a result of higher costs of service.

Additionally, year to date other operating expenses were affected by higher commissions, as a result of our higher postpaid gross additions.

Adjusted operating profit
The 9% increase in adjusted operating profit this quarter and 8% increase year to date were a result of the strong flow through of service revenue growth discussed above.

Other Wireless developments
Spectrum licence acquisition
In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area.

Rogers Communications Inc.	7	Second Quarter 2017

CABLE

Cable Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Internet	402	376	7	789	736	7
Television	377	394	(4)	752	789	(5)
Phone	90	99	(9)	181	198	(9)
Service revenue	869	869	—	1,722	1,723	—
Equipment revenue	1	1	—	3	3	—
Revenue	870	870	—	1,725	1,726	—

Operating expenses
Cost of equipment	—	1	(100)	1	2	(50)
Other operating expenses	442	454	(3)	904	916	(1)
Operating expenses	442	455	(3)	905	918	(1)

Adjusted operating profit	428	415	3	820	808	1

Adjusted operating profit margin	49.2%	47.7%	1.5 pts	47.5%	46.8%	0.7 pts
Additions to property, plant and equipment	249	300	(17)	477	546	(13)

Cable Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands)	2017	2016	Chg	2017	2016	Chg

Internet
Net additions	11	12	(1)	41	28	13
Total Internet subscribers [2]	2,186	2,076	110	2,186	2,076	110
Television
Net losses	(25)	(23)	(2)	(49)	(49)	—
Total Television subscribers [2]	1,771	1,847	(76)	1,771	1,847	(76)
Phone
Net additions (losses)	2	5	(3)	4	(5)	9
Total Phone subscribers [2]	1,098	1,085	13	1,098	1,085	13

Cable homes passed [2]	4,269	4,173	96	4,269	4,173	96
Total service units [3]
Net losses	(12)	(6)	(6)	(4)	(26)	22
Total service units [2]	5,055	5,008	47	5,055	5,008	47

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The stable revenue this quarter and year to date were primarily a result of:

•	a higher subscriber base for our Internet products; and

•	the impact of service pricing changes; offset by

•	Television subscriber losses over the past year; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates.

Excluding the impact of the CRTC decision, Cable revenue would have increased by 1% this quarter and year to date.

Rogers Communications Inc.	8	Second Quarter 2017

Internet revenue
The 7% increases in Internet revenue this quarter and year to date were a result of:

•	a larger Internet subscriber base;

•	general movement of customers to higher speed and usage tiers of our Ignite Internet offerings; and

•	the impact of Internet service pricing changes; partially offset by

•	more promotional pricing provided to subscribers; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates. Excluding this impact, Internet revenue would have increased by 10% this quarter and year to date.

Television revenue
The 4% decrease in Television revenue this quarter and 5% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; and

•	more promotional pricing provided to subscribers; partially offset by

•	the impact of Television service pricing changes.

Phone revenue
The 9% decreases in Phone revenue this quarter and year to date were a result of the impact of pricing packages.

Operating expenses
The 3% decrease in operating expenses this quarter and 1% decrease year to date were a result of:

•	relative shifts in product mix to higher-margin Internet offerings from conventional Television broadcasting; and

•	various cost efficiencies and productivity initiatives.

Adjusted operating profit
The 3% increase in adjusted operating profit this quarter and the 1% increase year to date were a result of the revenue and expense changes discussed above. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 6% this quarter and 4% year to date.

Rogers Communications Inc.	9	Second Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg	2017	2016	% Chg

Revenue
Next generation	79	78	1	157	153	3
Legacy	15	17	(12)	30	37	(19)
Service revenue	94	95	(1)	187	190	(2)
Equipment revenue	2	2	—	4	3	33
Revenue	96	97	(1)	191	193	(1)

Operating expenses	64	66	(3)	128	131	(2)

Adjusted operating profit	32	31	3	63	62	2

Adjusted operating profit margin	33.3%	32.0%	1.3 pts	33.0%	32.1%	0.9 pts
Additions to property, plant and equipment	31	38	(18)	60	76	(21)

Revenue
The 1% decrease in service revenue this quarter and 2% decrease year to date were a result of the continued decline in our legacy and off-net voice business, partially offset by growth of higher-margin, next generation on-net and near-net IP-based services revenue. We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 84% of service revenue in the quarter (2016 - 82%) and 84% year to date (2016 - 81%).

Operating expenses
The 3% decrease in operating expenses this quarter and 2% decrease year to date were a result of:

•	lower service costs related to the continued decline in our legacy and off-net voice business; and

•	cost efficiencies and productivity initiatives; partially offset by

•	higher service costs related to our next generation on-net and near-net IP-based offerings.

Adjusted operating profit
The 3% increase in adjusted operating profit this quarter and 2% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	Second Quarter 2017

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue	637	615	4		1,111	1,063	5
Operating expenses	574	525	9		1,076	1,022	5

Adjusted operating profit	63	90	(30)		35	41	(15)

Adjusted operating profit margin	9.9%	14.6%	(4.7 pts	)	3.2%	3.9%	(0.7 pts )
Additions to property, plant and equipment	13	13	—		26	31	(16)

Revenue
The 4% increase in revenue this quarter and 5% increase year to date were a result of:

•	higher sports-related revenue;

•	higher TSC merchandise sales; and

•	higher conventional broadcast TV advertising revenue; partially offset by

•	lower publishing-related advertising and circulation revenue due to the strategic shift to digital media announced last year.

Year to date revenue in 2017 benefitted from a distribution in the first quarter to the Toronto Blue Jays from Major League Baseball.

Operating expenses
The 9% increase in operating expenses this quarter and 5% increase year to date were a result of:

•	higher Toronto Blue Jays player payroll (including the impact of foreign exchange);

•	higher sports-related programming and production costs; and

•	higher TSC merchandise costs; partially offset by

•	lower publishing costs due to the strategic shift as discussed above.

Adjusted operating profit
The 30% decrease in adjusted operating profit this quarter and 15% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT, NET

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except capital intensity)	2017	2016	% Chg	2017	2016	% Chg

Additions to property, plant and equipment
Wireless	158	207	(24)	318	388	(18)
Cable	249	300	(17)	477	546	(13)
Business Solutions	31	38	(18)	60	76	(21)
Media	13	13	—	26	31	(16)
Corporate	74	89	(17)	130	158	(18)

Total additions to property, plant and equipment [1]	525	647	(19)	1,011	1,199	(16)
Proceeds from disposition of property, plant and equipment	(74)	—	—	(74)	—	—

Total additions to property, plant and equipment, net	451	647	(30)	937	1,199	(22)

Capital intensity [2]	12.6%	18.7%	(6.1 pts )	13.5%	17.9%	(4.4 pts )

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The decreases in additions to property, plant and equipment in Wireless this quarter and year to date were primarily a result of higher LTE network investments in 2016 relative to 2017 to enhance network coverage and the quality of our network. Deployment of our 700 MHz LTE network reached 92% of Canada's population as at June 30, 2017. The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network reached approximately 95% of Canada's population as at June 30, 2017.

Cable
The decreases in additions to property, plant and equipment in Cable this quarter and year to date were a result of investments associated with delivering Ignite Gigabit Internet across our Cable footprint in 2016, as well as costs related to development of our IPTV product in 2016. This was partially offset by costs incurred this quarter and year to date related to our forthcoming X1 IP-based video platform and higher investments in customer premise equipment in 2017.

Business Solutions
The decreases in additions to property, plant and equipment in Business Solutions this quarter and year to date were a result of higher investments in network infrastructure in 2016 relative to 2017, partially offset by higher information technology investments in 2017.

Media
Additions to property, plant and equipment in Media were stable this quarter. The decrease year to date reflects higher investments in digital platforms and broadcasting facilities in 2016 relative to 2017, partially offset by greater investments in the Rogers Centre this year.

Corporate
The decreases in additions to property, plant and equipment in Corporate this quarter and year to date were a result of higher information technology investments and premise improvements at our various offices in 2016 relative to 2017.

Proceeds from disposition of property, plant and equipment
We sold certain real estate assets this quarter for total proceeds of $74 million.

Capital intensity
Capital intensity decreased this quarter and year to date as a result of lower net additions to property, plant and equipment as discussed above, and higher total revenue.

Rogers Communications Inc.	12	Second Quarter 2017

Review of Consolidated Performance

This section discusses our consolidated net income and other income and expenses that do not form part of the segment discussions above.

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,410	1,347	5	2,576	2,448	5
Deduct (add):
Stock-based compensation	19	15	27	32	27	19
Depreciation and amortization	535	572	(6)	1,080	1,146	(6)
Gain on disposition of property, plant and equipment	(49)	—	n/m	(49)	—	n/m
Restructuring, acquisition and other	34	27	26	62	71	(13)
Finance costs	189	189	—	379	385	(2)
Other (income) expense	(31)	9	n/m	(42)	(25)	68
Income tax expense	182	141	29	289	220	31

Net income	531	394	35	825	624	32
n/m - not meaningful

[1]
Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about this measure, including how we calculate it.

Stock-based compensation
Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units, and deferred share units, is generally driven by:

•	the vesting of stock options and share units; and

•	changes in the market price of RCI Class B shares; offset by

•
the impact of certain equity derivative instruments designed to hedge a portion of the stock price appreciation risk for our stock-based compensation programs. See "Financial Risk Management" for more information about equity derivatives.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Impact of vesting	18	18	32	34
Impact of change in price	16	1	55	23
Equity derivatives, net of interest receipt	(15)	(4)	(55)	(30)

Total stock-based compensation	19	15	32	27

Depreciation and amortization

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Depreciation	521	546	(5)	1,053	1,095	(4)
Amortization	14	26	(46)	27	51	(47)

Total depreciation and amortization	535	572	(6)	1,080	1,146	(6)

Total depreciation and amortization decreased this quarter and decreased year to date primarily as a result of certain assets becoming fully amortized.

Restructuring, acquisition and other
This quarter and year to date, we incurred $34 million and $62 million (2016 - $27 million and $71 million), respectively, in restructuring, acquisition and other expenses. The costs this quarter and year to date were primarily a result of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs.

Rogers Communications Inc.	13	Second Quarter 2017

Finance costs

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Interest on borrowings [1]	185	192	(4)	371	388	(4)
Interest on post-employment benefits liability	3	3	—	6	5	20
Gain on foreign exchange	(41)	(22)	86	(49)	(47)	4
Change in fair value of derivatives	40	18	122	48	42	14
Capitalized interest	(4)	(5)	(20)	(8)	(9)	(11)
Other	6	3	100	11	6	83

Total finance costs	189	189	—	379	385	(2)

[1]	Interest on borrowings includes interest on long-term debt and on short-term borrowings.

Interest on borrowings
Interest on borrowings decreased this quarter and year to date as a result of a lower weighted average cost of financing. See "Managing our Liquidity and Financial Resources" and "Financial Condition" for more information about our debt and related finance costs.

Other (income) expense
Other income for the quarter and year to date includes a $20 million provision reversal related to the wind down of shomi. In 2016, year to date other income includes a $39 million gain on divestiture pertaining to investments.

Income tax expense

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except tax rates)	2017	2016	2017	2016

Statutory income tax rate	26.7%	26.6%	26.7%	26.6%
Income before income tax expense	713	535	1,114	844
Computed income tax expense	190	143	297	225
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	2	—	7	3
Income tax adjustment, legislative tax change	—	—	—	3
Non-taxable portion of capital gain	(7)	—	(10)	(5)
Other items	(3)	(2)	(5)	(6)

Total income tax expense	182	141	289	220

Effective income tax rate	25.5%	26.4%	25.9%	26.1%
Cash income taxes paid	152	18	312	155

The effective income tax rates for the quarter and year to date were lower than the statutory tax rate primarily as a result of the non-taxable portion of capital gains on the sale of certain real estate assets, partially offset by non-deductible stock-based compensation.

Cash income taxes paid increased this quarter and year to date primarily as a result of the impact that the 2015 acquisition of Mobilicity had in reducing our 2016 tax installment payments.

Net income

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Net income	531	394	35	825	624	32
Basic earnings per share	$1.03	$0.77	34	$1.60	$1.21	32
Diluted earnings per share	$1.03	$0.76	36	$1.60	$1.21	32

Rogers Communications Inc.	14	Second Quarter 2017

Adjusted net income
We calculate adjusted net income from adjusted operating profit as follows:

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except per share amounts)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,410	1,347	5	2,576	2,448	5
Deduct:
Depreciation and amortization	535	572	(6)	1,080	1,146	(6)
Finance costs	189	189	—	379	385	(2)
Other (income) expense [2]	(11)	9	n/m	(22)	14	n/m
Income tax expense [3]	183	150	22	296	231	28

Adjusted net income [1]	514	427	20	843	672	25

Adjusted basic earnings per share [1]	$1.00	$0.83	20	$1.64	$1.30	26
Adjusted diluted earnings per share [1]	$1.00	$0.83	20	$1.63	$1.30	25

[1]
Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]
Other income for the three and six months ended June 30, 2017 excludes a $20 million provision reversal on the wind down of shomi. Other expense for the six months ended June 30, 2016 excludes a $39 million gain on divestitures pertaining to investments.

[3]
Income tax expense excludes a $1 million recovery (2016 - $9 million recovery) for the quarter and a $7 million recovery (2016 - $14 million recovery) for the six months ended June 30, 2017 related to the income tax impact for adjusted items. Income tax expense for the six months ended June 30, 2016 also excludes expenses as a result of legislative tax changes of $3 million.

Rogers Communications Inc.	15	Second Quarter 2017

Managing our Liquidity and Financial Resources

Operating, investing, and financing activities

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,335	1,258	2,507	2,351
Change in non-cash operating working capital items	(227)	35	(405)	(85)
Cash provided by operating activities before income taxes paid and interest paid	1,108	1,293	2,102	2,266
Income taxes paid	(152)	(18)	(312)	(155)
Interest paid	(133)	(154)	(371)	(392)

Cash provided by operating activities	823	1,121	1,419	1,719

Investing activities:
Additions to property, plant and equipment, net	(451)	(647)	(937)	(1,199)
Additions to program rights	(19)	(14)	(33)	(24)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	(7)	32	(88)	(105)
Acquisitions and other strategic transactions, net of cash acquired	(184)	—	(184)	—
Other	(26)	47	(52)	7

Cash used in investing activities	(687)	(582)	(1,294)	(1,321)

Financing activities:
Net proceeds received on short-term borrowings	889	45	1,225	250
Net repayment of long-term debt	(795)	(385)	(848)	(266)
Net payments on settlement of debt derivatives and forward contracts	(8)	(23)	(11)	(42)
Dividends paid	(247)	(247)	(494)	(494)

Cash used in financing activities	(161)	(610)	(128)	(552)

Change in cash and cash equivalents	(25)	(71)	(3)	(154)
(Bank advances) cash and cash equivalents, beginning of period	(49)	(72)	(71)	11

Bank advances, end of period	(74)	(143)	(74)	(143)

Operating activities
The 27% decrease in cash provided by operating activities this quarter and 17% decrease year to date were primarily a result of a higher net investment in working capital items, part of which was due to greater vendor payments made and higher inventory, and higher cash income taxes as a result of the impact that the 2015 acquisition of Mobilicity had in reducing our 2016 tax installment payments. Cash provided by operating activities before changes in non-cash working capital, income taxes paid, and interest paid was higher, consistent with higher adjusted operating profit.

Investing activities
Additions to property, plant and equipment, net
We spent $451 million this quarter and $937 million year to date on net additions to property, plant and equipment, before changes in non-cash working capital items, which was lower than the same periods in 2016. See "Additions to Property, Plant and Equipment, net" for more information.

Acquisitions and other strategic transactions
This quarter and year to date, we paid $184 million related to the acquisition of an AWS-1 spectrum licence from Quebecor Inc. See "Results of our Reporting Segments - Wireless" for more information.

Rogers Communications Inc.	16	Second Quarter 2017

Financing activities
Accounts receivable securitization
Below is a summary of the activity relating to our accounts receivable securitization program for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Proceeds received from accounts receivable securitization	200	45	450	295
Repayment of accounts receivable securitization	(60)	—	(240)	(45)

Net proceeds received from accounts receivable securitization	140	45	210	250

As at June 30, 2017, our total funding under the securitization program was $1,010 million (December 31, 2016 - $800 million).

Commercial paper program
In March 2017, we entered into a US dollar-denominated commercial paper (US CP) program that allows us to issue up to a maximum aggregate principal amount of US$1 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. See "Financial Condition" for more information.

Below is a summary of the activity relating to our US CP program for the three and six months ended June 30, 2017.

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	2,830	1.35	3,818	3,030	1.35	4,084
Repayment of US commercial paper	(2,279)	1.35	(3,069)	(2,279)	1.35	(3,069)

Net proceeds received from US CP program			749			1,015

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper, beginning of period	200	1.33	266	—	—	—
Net proceeds received	551	1.36	749	751	1.35	1,015
Discounts on issuance [1]	3	1.33	4	3	1.33	4
Gain on foreign exchange [1]			(41)			(41)

US commercial paper, end of period	754	1.30	978	754	1.30	978
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program. See "Financial Risk Management" for more information.

Rogers Communications Inc.	17	Second Quarter 2017

Bank credit facilities
Below is a summary of the activity relating to our revolving and non-revolving bank credit facilities for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017			Six months ended June 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	150	1.35	203	575	1.35	774
Issuance of Canadian dollar long-term debt			580			1,280

Total long-term debt issued			783			2,054

Repayment of US dollar long-term debt	(200)	1.37	(273)	(575)	1.34	(772)
Repayment of Canadian dollar long-term debt			(805)			(1,380)

Total long-term debt repaid			(1,078)			(2,152)

Net long-term debt repaid			(295)			(98)

	Three months ended June 30, 2016			Six months ended June 30, 2016
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Issuance of US dollar long-term debt	900	1.30	1,174	1,407	1.32	1,862
Issuance of Canadian dollar long-term debt			190			190

Total long-term debt issued			1,364			2,052

Repayment of US dollar long-term debt	(469)	1.28	(599)	(519)	1.29	(668)
Repayment of Canadian dollar long-term debt			(150)			(650)

Total long-term debt repaid			(749)			(1,318)

Net long-term debt issued			615			734

Certain funds were borrowed under our revolving and non-revolving credit facilities in US dollars to take advantage of a favourable interest rate spread; we have entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars. See "Financial Risk Management" for more information.

In March 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion. The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

In March 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Rogers Communications Inc.	18	Second Quarter 2017

Senior notes
We did not issue any senior notes during the three or six months ended June 30, 2017 or 2016.

Below is a summary of the repayment of our senior notes for the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017		Six months ended June 30, 2017
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 2017	—	—	—	250
June 2017	—	500	—	500

Total	—	500	—	750

	Three months ended June 30, 2016		Six months ended June 30, 2016
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

May 2016	—	1,000	—	1,000

There were no debt derivatives associated with these Canadian dollar-denominated senior notes.

Dividends
Below is a summary of the dividends we declared and paid on our outstanding Class A Voting and Class B Non-Voting shares in 2017 and 2016.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

Free cash flow

	Three months ended June 30			Six months ended June 30
(In millions of dollars)	2017	2016	% Chg	2017	2016	% Chg

Adjusted operating profit [1]	1,410	1,347	5	2,576	2,448	5
Deduct (add):
Additions to property, plant and equipment, net [2]	451	647	(30)	937	1,199	(22)
Interest on borrowings, net of capitalized interest	181	187	(3)	363	379	(4)
Cash income taxes [3]	152	18	n/m	312	155	101

Free cash flow [1]	626	495	26	964	715	35

[1]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[2]	Additions to property, plant and equipment, net do not include expenditures for spectrum licences.

[3]	Cash income taxes are net of refunds received.

The 26% increase in free cash flow this quarter and 35% increase year to date were a result of lower net additions to property, plant and equipment and higher adjusted operating profit, partially offset by higher cash income taxes.

Rogers Communications Inc.	19	Second Quarter 2017

Overview of Financial Position

Consolidated statements of financial position

	As at	As at
	June 30	December 31
(In millions of dollars)	2017	2016	$ Chg	% Chg	Explanation of significant changes

Assets
Current assets:
Accounts receivable	1,884	1,949	(65)	(3)	Primarily reflects a decrease in trade receivables due to seasonality.
Inventories	290	315	(25)	(8)	n/m
Other current assets	292	215	77	36	Primarily reflects an increase in prepaid expenses related to annual Wireless spectrum licence fees.
Current portion of derivative instruments	101	91	10	11	n/m
Total current assets	2,567	2,570	(3)	—

Property, plant and equipment	10,678	10,749	(71)	(1)	Primarily reflects depreciation expense, partially offset by net additions to property, plant and equipment. See "Additions to Property, Plant and Equipment, net" for more information.
Intangible assets	7,290	7,130	160	2	Reflects the acquisition of a spectrum licence, partially offset by amortization of intangible assets. See "Results of our Reporting Segments - Wireless" for more information.
Investments	2,385	2,174	211	10	Primarily reflects fair value increases for certain publicly-traded investments.
Derivative instruments	1,484	1,708	(224)	(13)	Primarily reflects changes in the market value of our debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management" for more information.
Other long-term assets	92	98	(6)	(6)	n/m
Deferred tax assets	7	8	(1)	(13)	n/m
Goodwill	3,905	3,905	—	—	n/m

Total assets	28,408	28,342	66	—

Liabilities and shareholders' equity
Current liabilities:
Bank advances	74	71	3	4	See "Managing our Liquidity and Financial Resources" for more information.
Short-term borrowings	1,988	800	1,188	149	Reflects borrowings under our new US CP program and an increase in borrowings under our securitization program.
Accounts payable and accrued liabilities	2,364	2,783	(419)	(15)	Primarily reflects a decrease in trade payables as a result of business seasonality.
Income tax payable	105	186	(81)	(44)	Reflects the excess of tax installments paid over income tax payable recorded in 2017.
Current portion of provisions	60	134	(74)	(55)	Primarily reflects funding provided for our share of the remaining obligations in our shomi joint venture and a related provision reversal.
Unearned revenue	361	367	(6)	(2)	n/m
Current portion of long-term debt	—	750	(750)	(100)	Reflects the cumulative repayment of $750 million of senior notes in 2017. See "Managing our Liquidity and Financial Resources" for more information.
Current portion of derivative instruments	107	22	85	n/m	Reflects the additional debt derivatives related to our US CP program and the upcoming maturity of certain bond forwards that are now classified as current.
Total current liabilities	5,059	5,113	(54)	(1)

Provisions	33	33	—	—	n/m
Long-term debt	14,927	15,330	(403)	(3)	Primarily reflects a decrease in our credit facility borrowings and revaluation due to the appreciation of the Cdn$ relative to the US$. See "Financial Risk Management" for more information.
Derivative instruments	153	118	35	30
Reflects changes in market values of debt derivatives, primarily as a result of the appreciation of the Cdn$ relative to the US$, partially offset by the upcoming maturity of certain bond forwards that are now classified as current. See "Financial Risk Management" for more information.

Other long-term liabilities	490	562	(72)	(13)	Reflects a decrease in pension liability as a result of employer contributions.
Deferred tax liabilities	1,976	1,917	59	3	n/m
Total liabilities	22,638	23,073	(435)	(2)

Shareholders' equity	5,770	5,269	501	10	Reflects changes in retained earnings and equity reserves.

Total liabilities and shareholders' equity	28,408	28,342	66	—

Rogers Communications Inc.	20	Second Quarter 2017

Financial Condition

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at June 30, 2017	Total available	Drawn	Letters of credit	US CP program	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	3,200	195	9	978	2,018
Outstanding letters of credit	59	—	59	—	—
Bank advances	—	74	—	—	(74)
Total bank credit facilities	3,259	269	68	978	1,944
Accounts receivable securitization	1,050	1,010	—	—	40

Total	4,309	1,279	68	978	1,984

As at December 31, 2016	Total available	Drawn	Letters of credit	Net available
(In millions of dollars)

Bank credit facilities:
Revolving	2,500	—	9	2,491
Non-revolving	301	301	—	—
Outstanding letters of credit	59	—	59	—
Bank advances	—	71	—	(71)
Total bank credit facilities	2,860	372	68	2,420
Accounts receivable securitization	1,050	800	—	250

Total	3,910	1,172	68	2,670

In addition to the sources of available liquidity noted above, we held $1,250 million of marketable securities in publicly-traded companies as at June 30, 2017 (December 31, 2016 - $1,047 million).

Our borrowings had a weighted average cost of financing of 4.55% as at June 30, 2017 (December 31, 2016 - 4.72%) and a weighted average term to maturity of 10.0 years (December 31, 2016 - 10.6 years). This comparative decline in our weighted average interest rate reflects the combined effects of:

•	the utilization of our US CP program; and

•	greater utilization of our bank credit facilities and accounts receivable securitization.

Below is a summary of the credit ratings on RCI's outstanding senior notes and debentures (long-term) and US CP (short-term) as at June 30, 2017.

	Short-term [1]	Long-term [1]
Standard and Poor's Ratings Services	A-2	BBB+ with a stable outlook
Moody's Ratings Services	P-2	Baa1 with a stable outlook
Fitch Ratings	N/A [2]	BBB+ with a stable outlook

[1]	Unchanged in the quarter.

[2]	We did not seek a rating from Fitch for our short-term obligations.

Rogers Communications Inc.	21	Second Quarter 2017

Financial Risk Management

This section should be read in conjunction with "Financial Risk Management" in our 2016 Annual MD&A. We use derivative instruments to manage financial risks related to our business activities. We only use derivatives to manage risk and not for speculative purposes. We also manage our exposure to both fixed and fluctuating interest rates and had fixed the interest rate on 86.1% of our outstanding debt, including short-term borrowings, as at June 30, 2017 (December 31, 2016 - 91.2%).

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings. We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility and commercial paper borrowings as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and commercial paper program during the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017			Six months ended June 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	300	1.34	403	1,175	1.33	1,568
Debt derivatives settled	350	1.35	474	1,175	1.33	1,566

Net cash received (paid)			2			(1)

Commercial paper program
Debt derivatives entered	2,830	1.35	3,817	3,030	1.35	4,083
Debt derivatives settled	2,276	1.35	3,065	2,276	1.35	3,065

Net cash paid			(10)			(10)

	Three months ended June 30, 2016			Six months ended June 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	3,073	1.29	3,974	3,797	1.30	4,950
Debt derivatives settled	2,567	1.30	3,325	2,909	1.31	3,799

Net cash paid			(23)			(42)

As at June 30, 2017, we had US$150 million and US$754 million of debt derivatives outstanding relating to our credit facility borrowings and commercial paper program (December 31, 2016 - US$150 million and nil), respectively.

Senior notes
We did not enter into or settle any debt derivatives related to senior notes during the three and six months ended June 30, 2017 and 2016. See "Mark-to-market value" for more information about our debt derivatives.

Bond forwards
We did not enter into or settle any bond forwards during the three and six months ended June 30, 2017 and 2016. See "Mark-to-market value" for more information about our bond forwards.

Rogers Communications Inc.	22	Second Quarter 2017

Expenditure derivatives
Below is a summary of the expenditure derivatives we entered into and settled during the three and six months ended June 30, 2017 and 2016.

	Three months ended June 30, 2017			Six months ended June 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.31	470	480	1.30	625
Expenditure derivatives settled	240	1.33	320	465	1.33	620

	Three months ended June 30, 2016			Six months ended June 30, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	270	1.27	342	690	1.34	926
Expenditure derivatives settled	210	1.22	256	420	1.22	513

As at June 30, 2017, we had US$1,305 million of expenditure derivatives outstanding (December 31, 2016 - US$1,290 million) with terms to maturity ranging from July 2017 to December 2018 (December 31, 2016 - January 2017 to December 2018), at an average rate of $1.31/US$ (December 31, 2016 - $1.32/US$).

See "Mark-to-market value" for more information about our expenditure derivatives.

Equity derivatives
As at June 30, 2017, we had equity derivatives for 5.4 million (December 31, 2016 - 5.4 million) RCI Class B shares with a weighted average price of $51.44 (December 31, 2016 - $50.30).

We did not enter into or settle any equity derivatives during the quarter. In the first quarter of 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million RCI Class B shares with an expiry date of March 2018. We have also executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017). We did not enter into or settle any equity derivatives during the three or six months ended 2016.

See "Mark-to-market value" for more information about our equity derivatives.

Rogers Communications Inc.	23	Second Quarter 2017

Mark-to-market value
We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at June 30, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,526
As liabilities	1,500	1.3388	2,008	(109)
Short-term debt derivatives not accounted for as hedges:
As liabilities	903	1.3404	1,210	(39)
Net mark-to-market debt derivative asset				1,378
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(80)
Expenditure derivatives accounted for as cash flow hedges:
As assets	405	1.2769	517	6
As liabilities	900	1.3283	1,195	(32)
Net mark-to-market expenditure derivative liability				(26)
Equity derivatives not accounted for as hedges:
As assets			276	53
Net mark-to-market asset				1,325

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	—
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	—	—	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	—	—	270	8
Net mark-to-market asset				1,659

Rogers Communications Inc.	24	Second Quarter 2017

Adjusted net debt and debt leverage ratio
We use adjusted net debt and adjusted net debt / adjusted operating profit (debt leverage ratio) to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents or bank advances.

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2017	2016

Long-term debt [1]	15,041	16,197
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,409)	(1,740)
Short-term borrowings	1,988	800
Bank advances	74	71

Adjusted net debt [3]	15,694	15,328

Debt leverage ratio [3,4]	3.0	3.0

[1]
Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See "Reconciliation of adjusted net debt" in the section "Non-GAAP Measures" for the calculation of this amount.

[2]
For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]
Adjusted net debt and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[4]	Debt leverage ratio is measured using adjusted operating profit for the last twelve consecutive months.

In addition, we held $1,250 million of marketable securities in publicly-traded companies as at June 30, 2017 (December 31, 2016 - $1,047 million).

Our adjusted net debt increased by $0.4 billion from December 31, 2016 primarily as a result of the AWS-1 spectrum licence acquisition from Videotron and an investment in non-cash net working capital.

Outstanding common shares

	As at June 30	As at December 31
	2017	2016

Common shares outstanding [1]
Class A Voting	112,407,192	112,411,992
Class B Non-Voting	402,403,433	402,396,133

Total common shares	514,810,625	514,808,125

Options to purchase Class B Non-Voting shares
Outstanding options	3,270,658	3,732,524
Outstanding options exercisable	1,186,366	1,770,784

[1]
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Voting shares may be made on different terms than the offer for the Class B Non-Voting shares.

Rogers Communications Inc.	25	Second Quarter 2017

Commitments and Contractual Obligations

See our 2016 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 16, 20, and 28 of our 2016 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2016 Annual MD&A, since December 31, 2016.

Regulatory Developments

See our 2016 Annual MD&A for a discussion of the significant regulations that affected our operations as at February 9, 2017. The following is a list of the significant regulatory developments since that date.

CRTC Wireless Code
On June 15, 2017, the CRTC released its decision on the three-year review of the CRTC Wireless Code of Conduct that came into effect in December 2013 (Telecom Regulatory Policy CRTC 2017-200). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans.

Broadcasting licence renewals
On May 18, 2017, the CRTC released Broadcasting Decision CRTC 2017-151, approving five-year renewals of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX). Five-year licence renewals were also approved for our mainstream sports services licences, Sportsnet and Sportsnet One, and our on-demand service, Rogers on Demand. To coincide with the expiry date of the broadcasting licence for our new discretionary service, OMNI Regional, discussed below, the broadcasting licences for our five over-the-air ethnic OMNI television licences were renewed for a three-year period in this Decision.

In Broadcasting Decision CRTC 2017-152, released the same day, the CRTC also approved our application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.12/subscriber/month for a three-year term. The CRTC further issued a call (Broadcasting Notice of Consultation 2017-154) for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant.

Differential pricing related to Internet data plans
On April 20, 2017, the CRTC released its decision in the consultation launched in May 2016 (Telecom Notice of Consultation 2016-192) to examine the policy issues surrounding the use of differential pricing practices (i.e., zero-rating or discounting of retail Internet data traffic by Canadian Internet service providers) related to the provision of Internet data plans. In its decision (Telecom Regulatory Policy CRTC 2017-104), the CRTC set out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);

•	whether the offering is exclusive to certain customers or certain content providers;

•	the impact on Internet openness and innovation; and

•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

Rogers Communications Inc.	26	Second Quarter 2017

Updates to Risks and Uncertainties

See our 2016 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at February 9, 2017, which should be reviewed in conjunction with this interim quarterly MD&A. The following litigation may contribute to those risks and uncertainties.

System access fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Outcome of proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

Rogers Communications Inc.	27	Second Quarter 2017

Critical Accounting Policies and Estimates

See our 2016 Annual MD&A and our 2016 Annual Audited Consolidated Financial Statements and notes thereto for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and the results of our operations.

New accounting pronouncements adopted in 2017
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2017. These changes did not have a material impact on our financial results.

•	IAS 7, Statement of Cash Flows

•	IAS 12, Income Taxes

•	IFRS 12, Disclosure of Interests in Other Entities

Recent accounting pronouncements not yet adopted
We are required to adopt the following new accounting standards on or after January 1, 2018, at the earliest. We are assessing the impact of adopting these new standards on our forthcoming interim and annual consolidated financial statements. See our 2016 Annual Audited Consolidated Financial Statements and Notes for details.

•	IFRS 9, Financial Instruments (effective January 1, 2018)

•	IFRS 15, Revenue from Contracts with Customers (effective January 1, 2018)

•	IFRS 16, Leases (effective January 1, 2019)

We continue to assess the impact of each of these standards on our consolidated financial statements and we are progressing with the implementation of each of these standards. As at the date of this MD&A, there have been no significant changes to the disclosure related to the implementation of these standards that was included in our 2016 financial statements. With respect to IFRS 15, we have a team dedicated to ensuring our compliance with this standard. We are implementing a new system to enable us to comply with the requirements of the standard on a contract-by-contract basis and expect to begin a parallel run under both IAS 18 and IFRS 15 using this system in 2017. We have completed the system configurations and commenced the data validation process, which we expect will continue throughout the course of 2017. As a result, we continue to assess the impact of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its impact. We will disclose the estimated financial effects of the adoption of IFRS 15 in our 2017 annual consolidated financial statements.

Transactions with related parties
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chairman of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Printing and legal services	3	6	10	11
We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for the three and six months ended June 30, 2017 and 2016.

Controls and procedures
There have been no changes in our internal controls over financial reporting this quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Rogers Communications Inc.	28	Second Quarter 2017

Seasonality
Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses. For specific discussions of the seasonal trends affecting our reporting segments, refer to our 2016 Annual MD&A.

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted operating profit, free cash flow, or additions to property, plant and equipment, net, which were provided on January 26, 2017. See "About Forward-Looking Information" in this MD&A and in our 2016 Annual MD&A. Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	29	Second Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery), other expense (income), finance costs, restructuring, acquisition and other, loss (gain) on disposition of property, plant and equipment, depreciation and amortization, stock-based compensation, and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation, restructuring, acquisition and other, impairment of assets and related onerous contract charges, loss (gain) on sale or wind down of investments, loss (gain) on disposal of property, plant and equipment, (gain) on acquisitions, loss on non-controlling interest purchase obligations, loss on repayment of long-term debt, and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition, interest on borrowings net of capitalized interest, and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt, deferred transaction costs and discounts, net debt derivative (assets) liabilities, credit risk adjustment related to net debt derivatives, bank advances (cash and cash equivalents), and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit (debt leverage ratio)	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	30	Second Quarter 2017

Reconciliation of adjusted operating profit

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Net income	531	394	825	624
Add (deduct):
Income tax expense	182	141	289	220
Other (income) expense	(31)	9	(42)	(25)
Finance costs	189	189	379	385
Restructuring, acquisition and other	34	27	62	71
Gain on disposition of property, plant and equipment	(49)	—	(49)	—
Depreciation and amortization	535	572	1,080	1,146
Stock-based compensation	19	15	32	27

Adjusted operating profit	1,410	1,347	2,576	2,448

Reconciliation of adjusted operating profit margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except percentages)	2017	2016	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,410	1,347	2,576	2,448
Divided by: total revenue	3,592	3,455	6,930	6,700

Adjusted operating profit margin	39.3%	39.0%	37.2%	36.5%

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Net income	531	394	825	624
Add (deduct):
Stock-based compensation	19	15	32	27
Restructuring, acquisition and other	34	27	62	71
Gain on divestitures pertaining to investments	—	—	—	(39)
Recovery on wind down of shomi	(20)	—	(20)	—
Gain on disposition of property, plant and equipment	(49)	—	(49)	—
Income tax impact of above items	(1)	(9)	(7)	(14)
Income tax adjustment, legislative tax change	—	—	—	3

Adjusted net income	514	427	843	672

Rogers Communications Inc.	31	Second Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016

Adjusted basic earnings per share:
Adjusted net income	514	427	843	672
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.00	$0.83	$1.64	$1.30

Adjusted diluted earnings per share:
Adjusted net income	514	427	843	672
Divided by:
Diluted weighted average number of shares outstanding	516	517	517	517

Adjusted diluted earnings per share	$1.00	$0.83	$1.63	$1.30

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities	823	1,121	1,419	1,719
Add (deduct):
Additions to property, plant and equipment, net	(451)	(647)	(937)	(1,199)
Interest on borrowings, net of capitalized interest	(181)	(187)	(363)	(379)
Restructuring, acquisition and other	34	27	62	71
Interest paid	133	154	371	392
Change in non-cash operating working capital items	227	(35)	405	85
Other adjustments	41	62	7	26

Free cash flow	626	495	964	715

Rogers Communications Inc.	32	Second Quarter 2017

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	—	750
Long-term debt	14,927	15,330
Deferred transaction costs and discounts	114	117
	15,041	16,197
Add (deduct):
Net debt derivative assets	(1,378)	(1,683)
Credit risk adjustment related to net debt derivative assets	(31)	(57)
Short-term borrowings	1,988	800
Bank advances	74	71

Adjusted net debt	15,694	15,328

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2017	2016

Debt leverage ratio
Adjusted net debt	15,694	15,328
Divided by: trailing 12-month adjusted operating profit	5,220	5,092

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	33	Second Quarter 2017

Other Information

Consolidated financial results - quarterly summary
Below is a summary of our consolidated results for the past eight quarters.

	2017		2016				2015
(In millions of dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue
Wireless	2,048	1,968	2,058	2,037	1,931	1,890	1,981	1,973
Cable	870	855	858	865	870	856	855	871
Business Solutions	96	95	96	95	97	96	95	94
Media	637	474	550	533	615	448	560	473
Corporate items and intercompany eliminations	(59)	(54)	(52)	(38)	(58)	(45)	(39)	(27)
Total revenue	3,592	3,338	3,510	3,492	3,455	3,245	3,452	3,384
Total service revenue [1]	3,466	3,214	3,306	3,328	3,308	3,085	3,214	3,183

Adjusted operating profit (loss)
Wireless	924	813	792	884	846	763	754	879
Cable	428	392	435	431	415	393	426	416
Business Solutions	32	31	30	31	31	31	30	31
Media	63	(28)	49	79	90	(49)	56	58
Corporate items and intercompany eliminations	(37)	(42)	(47)	(40)	(35)	(37)	(40)	(39)
Adjusted operating profit [2]	1,410	1,166	1,259	1,385	1,347	1,101	1,226	1,345
Deduct (add):
Stock-based compensation	19	13	16	18	15	12	16	13
Depreciation and amortization	535	545	555	575	572	574	580	576
Impairment of assets and related onerous contract charges	—	—	484	—	—	—	—	—
Gain on disposition of property, plant and equipment	(49)	—	—	—	—	—	—	—
Restructuring, acquisition and other	34	28	34	55	27	44	23	37
Finance costs	189	190	188	188	189	196	192	190
Other (income) expense	(31)	(11)	(4)	220	9	(34)	4	(31)
Net income (loss) before income tax expense (recovery)	713	401	(14)	329	535	309	411	560
Income tax expense (recovery)	182	107	(5)	109	141	79	112	135
Net income (loss)	531	294	(9)	220	394	230	299	425

Earnings (loss) per share:
Basic	$1.03	$0.57	($0.02)	$0.43	$0.77	$0.45	$0.58	$0.83
Diluted	$1.03	$0.57	($0.04)	$0.43	$0.76	$0.44	$0.58	$0.82

Net income (loss)	531	294	(9)	220	394	230	299	425
Add (deduct):
Stock-based compensation	19	13	16	18	15	12	16	13
Restructuring, acquisition and other	34	28	34	55	27	44	23	37
Gain on acquisition of Mobilicity	—	—	—	—	—	—	—	(74)
Loss on non-controlling interest purchase obligation	—	—	—	—	—	—	—	72
(Recovery) loss on wind down of shomi	(20)	—	—	140	—	—	—	—
Net loss (gain) on divestitures pertaining to investments	—	—	—	50	—	(39)	—	—
Impairment of assets and related onerous contract charges	—	—	484	—	—	—	—	—
Gain on disposition of property, plant and equipment	(49)	—	—	—	—	—	—	—
Income tax impact of above items	(1)	(6)	(143)	(56)	(9)	(5)	(7)	(12)
Income tax adjustment, legislative tax change	—	—	—	—	—	3	—	—
Adjusted net income [2]	514	329	382	427	427	245	331	461

Adjusted earnings per share [2]:
Basic	$1.00	$0.64	$0.74	$0.83	$0.83	$0.48	$0.64	$0.90
Diluted	$1.00	$0.64	$0.74	$0.83	$0.83	$0.47	$0.64	$0.89

Additions to property, plant and equipment, net	451	486	604	549	647	552	773	571
Cash provided by operating activities	823	596	1,053	1,185	1,121	598	950	1,456
Free cash flow [2]	626	338	392	598	495	220	274	660

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	34	Second Quarter 2017

Summary of financial information of long-term debt guarantor
Our outstanding public debt, $3.3 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.
The selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts, is set forth as follows:

Three months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Income data measure:
Revenue	1	2	3,015	2,897	645	620	(69)	(64)	3,592	3,455
Net income (loss)	531	394	430	337	271	273	(701)	(610)	531	394

Six months ended June 30	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Income data measure:
Revenue	2	7	5,932	5,740	1,128	1,072	(132)	(119)	6,930	6,700
Net income (loss)	825	624	751	451	452	498	(1,203)	(949)	825	624

As at period end	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
(unaudited) (In millions of dollars)	Jun. 30 2017	Dec. 31 2016	Jun. 30 2017	Dec. 31 2016	Jun. 30 2017	Dec. 31 2016	Jun. 30 2017	Dec. 31 2016	Jun. 30 2017	Dec. 31 2016
Selected Statements of Financial Position data measure:
Current assets	25,279	22,831	22,332	19,665	8,836	9,780	(53,880)	(49,706)	2,567	2,570
Non-current assets	30,052	28,812	38,544	38,448	5,692	5,805	(48,447)	(47,293)	25,841	25,772
Current liabilities	29,318	25,712	27,211	25,190	4,025	5,558	(55,495)	(51,347)	5,059	5,113
Non-current liabilities	16,749	17,159	2,071	2,084	68	75	(1,309)	(1,358)	17,579	17,960

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

[2]
Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI's long-term debt.

Rogers Communications Inc.	35	Second Quarter 2017

About Forward-Looking Information

This MD&A includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

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typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment, net;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	36	Second Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of this MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this MD&A.

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Rogers Communications Inc.	37	Second Quarter 2017